Exhibit 7.1
Computation of Ratio of Earnings to Fixed Charges
(Amounts in millions of Korean Won)

	2001	2002	2003	2004	2005

Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	1,140,540	1,378,668	2,742,747	5,426,018	5,455,723

Fixed charges:

Interest expenses and amortization of debt discount and premium on all indebtedness, etc.	460,334	332,733	251,441	193,694	149,417

Appropriate portion of rentals	527	885	1,994	375	488

Total fixed charges	460,861	333,618	253,435	194,069	149,905

Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees plus fixed charges	1,602,850	1,695,730	2,977,853	5,597,014	5,623,311

Ratio of earnings to fixed charges under Korea GAAP	3.48	5.08	11.75	28.84	37.51
Ratio of earnings to fixed charges under US GAAP	3.56	4.63	11.55	26.05	37.96